UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES AND EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File No. 000-22787

FOUR OAKS FINCORP, INC.

(Exact name of registrant as specified in its charter)

6114 U.S. 301 South

Four Oaks, North Carolina 27524

(919) 963-2177

(Address, including zip code, and telephone number,

including area code, of registrant’s principal executive offices)

Common Stock, $1.00 Par Value Per Share

(Title of each class of securities covered by this Form)

None

(Title of all other classes of securities for which a duty

to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: None.*

*Four Oaks Fincorp, Inc. merged with and into United Community Banks, Inc. on November 1, 2017, at which time the separate corporate existence of Four Oaks Fincorp, Inc. ended.

Pursuant to the requirements of the Securities Exchange Act of 1934, Four Oaks Fincorp, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	November 13, 2017	By:	/s/ Jefferson L. Harralson
Jefferson L. Harralson
Executive Vice President and Chief Financial
Officer of United Community Banks, Inc.
(Successor by merger to Four Oaks Fincorp, Inc.)